[redacted]

10029370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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AB 3/4

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53442 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLP Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Welch Rd
(No. and Street)

Londonderry (City) NH (State) 03053 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Penchansky & Co, LLC
(Name – *if individual, state last, first, middle name*)

70 Stark St (Address) Manchester (City) NH (State) 03101 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/6

## OATH OR AFFIRMATION

I, Margaret Johns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLP Advisors, LLC, as of Feb 26, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MISTY HAYWOOD, Notary Public
My Commission Expires September 3, 2013

Signature

Chairman, Member Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

***BLP ADVISORS, LLC***

***Financial Statements***
***December 31, 2009 and 2008***

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

# BLP ADVISORS, LLC

## Table of Contents

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Members of
**BLP Advisors, LLC**
Londonderry, New Hampshire.

We have audited the accompanying balance sheet of BLP Advisors, LLC (a Delaware Limited Liability Company) as of December 31, 2009 and 2008, and the related statement of income and changes in member's equity and statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLP Advisors, LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Penchansky & Co. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire
February 25, 2010

70 Stark Street / Manchester / New Hampshire 03101 / 603-647-2400 / In Nashua 595-8600 / Fax 647-6495

# BLP ADVISORS, LLC
## Balance Sheet
## As of December 31

| | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash | $ 20,027 | $ 83,983 |
| Prepaid Expenses | 4,021 | 2,172 |
| Total Current Assets | 24,048 | 86,155 |
| **Property and Equipment:** | | |
| Website | 13,099 | 13,099 |
| Computer Equipment | 13,295 | 12,528 |
| Software | 692 | 672 |
| Furniture & Fixtures | 2,547 | 2,547 |
| Accumulated Depreciation | (21,268) | (18,922) |
| Net Property and Equipment | 8,365 | 9,924 |
| **Total Assets** | **$ 32,413** | **$ 96,079** |
| **Liabilities and Member's Equity** | | |
| **Liabilities:** | | |
| Accrued Expenses | $ 4,655 | $ 8,354 |
| Total Liabilities | 4,655 | 8,354 |
| **Member's Equity:** | | |
| Member's Equity | 27,758 | 87,725 |
| Total Member's Equity | 27,758 | 87,725 |
| **Total Liabilities and Member's Equity** | **$ 32,413** | **$ 96,079** |

***See Notes and Independent Auditor's Report***

## BLP ADVISORS, LLC
## Statement of Revenues, Expenses and Changes in Member's Equity
## For The Years Ended December 31

| | 2009 | 2008 |
|---|---|---|
| **Revenue:** | | |
| Financial Advisory Fees | $ 37,500 | $ 332,935 |
| Total Revenue | 37,500 | 332,935 |
| **Operating Expenses:** | | |
| Resource Partner Payments | 0 | 202,500 |
| Professional Services | 14,398 | 17,431 |
| Travel, Meals and Entertainment | 10,484 | 12,329 |
| Supplies | 3,961 | 7,526 |
| Information Technology | 4,033 | 3,191 |
| Telephone | 4,072 | 2,770 |
| Licenses and Fees | 3,151 | 2,254 |
| Business Development | 3,370 | 2,084 |
| Depreciation | 2,346 | 2,017 |
| Bank Charges | 210 | 627 |
| Utilities | 442 | 515 |
| Total Operating Expenses | 46,467 | 253,244 |
| Income Before State Taxes | (8,967) | 79,691 |
| Provision for State Taxes | 0 | 531 |
| Net Income | (8,967) | 79,160 |
| Distributions to Member | (51,000) | (20,390) |
| Member's Equity, Beginning of Year | 87,725 | 28,955 |
| **Member's Equity, End of Year** | **$ 27,758** | **$ 87,725** |

*See Notes and Independent Auditor's Report*

# BLP ADVISORS, LLC
## Statement of Cash Flows
## For The Years Ended December 31,

| | 2009 | 2008 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Income | $ (8,967) | $ 79,160 |
| Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities: | | |
| Depreciation and Amortization | 2,346 | 2,017 |
| (Increase) Decrease in Accounts Receivable | 0 | 2,750 |
| (Increase) Decrease in Prepaid Expenses | (1,849) | 339 |
| Increase (Decrease) in Accounts Payable | 0 | (460) |
| Increase (Decrease) in Accrued Expenses | (3,699) | 6,004 |
| Total Adjustments | (3,202) | 10,650 |
| Net Cash Provided by (Used in) Operating Activities | (12,169) | 89,810 |
| **Cash Flows from Investing Activities:** | | |
| Payments for the Purchase of Property | (787) | (8,889) |
| Net Cash Provided by (Used in) Investing Activities | (787) | (8,889) |
| **Cash Flows from Financing Activities:** | | |
| Distributions Paid to Member | (51,000) | (20,390) |
| Net Cash Provided by (Used in) Financing Activities | (51,000) | (20,390) |
| Net Increase in Cash and Cash Equivalents | (63,956) | 60,531 |
| Cash and Cash Equivalents, Beginning of Year | 83,983 | 23,452 |
| **Cash and Cash Equivalents, End of Year** | **$ 20,027** | **$ 83,983** |

*-Continued on Next Page-*

***See Notes and Independent Auditor's Report***

# BLP ADVISORS, LLC
## Statement of Cash Flows
## For The Years Ended December 31,

| | 2009 | 2008 |
|---|---|---|
| **Supplemental Cash Flow Disclosures:** | | |
| Cash Paid During the Period for: | | |
| State Taxes | $ 0 | $ 600 |

*See Notes and Independent Auditor's Report*

**NOTE 1 – General:**

BLP Advisors, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware in 2001 and is taxed as a sole proprietorship (see Note No. 3). On May 1, 2010 BlueLake Partners, LLC filed a certificate of amendment with the State of Delaware to change the company name to BLP Advisors, LLC. The Company operates as a provider of corporate advisory services. The Company's offices are located in Londonderry, New Hampshire.

**NOTE 2 - Summary of Significant Accounting Policies:**

**A. Basis of Accounting**

The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

**B. Estimates and Assumptions**

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

**C. Accounts Receivable**

Accounts receivable are reported at net realizable value. Net realizable value is equal to the gross amount of accounts receivable less an estimated allowance for un-collectible accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account.

**D. Depreciation**

The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

| | Years |
|---|---|
| Computer Equipment and Software | 3-5 |
| Furniture and Fixtures | 7 |

*-Continued on Next Page-*

## NOTE 2 - Summary of Significant Accounting Policies – continued:

### E. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2009 and 2008 the Company had no cash equivalents.

### F. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was $0 for the years ended December 31, 2009 and 2008.

## NOTE 3 – Income Tax Matters:

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a federally taxable entity, no federal income tax expense has been recorded in these financial statements. The Company, however, is still liable for state income taxes. The Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", on January 1, 2007. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

## NOTE 4 - Concentration of Credit Risk:

Cash includes cash on hand and deposits held in commercial bank accounts. Cash in these accounts at times exceeded the insured limit set by the Federal Deposit Insurance Corporation ("FDIC"). The Company's management believes this risk is minimal.

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

# *Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation*

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

To the Members of
**BLP Advisors, LLC**
Londonderry, New Hampshire.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by BLP Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BLP Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). BLP Advisors, LLC's management is responsible for the BLP Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 31, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2010

Very truly yours,

Penchansky & Co. PLLC

Penchansky & Co. PLLC
Certified Public Accountants
Manchester, New Hampshire

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

**Transitional Assessment Reconciliation**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BLP Advisors
19 Welch Rd
Londonderry, NH 03053

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150 00
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 150 00 )

   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ -0-
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ —
   H. Overpayment carried forward $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLP Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of Feb, 2010.

Chairman, Member, Managing Director
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2010
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 37,000 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 37,000 |
| 2e. General Assessment @ .0025 | $ 93.75 |

(to page 1 but not less than $150 minimum)